Exhibit 2

SESSA CAPITAL

1350 Avenue of the Americas, Suite 3110

New York, New York 10019

(212) 257-4410

February 10, 2016

Via Email

NYSE Regulation, Inc.

Issuer Oversight

11 Wall Street

New York, NY 10005

Attn: John Carey, Senior Director and Tanya Hoos, Director

Re: Violation of NYSE Rules by Ashford Hospitality Prime, Inc. (NYSE: AHP)

Mr. Carey and Ms. Hoos:

I am following up on my telephone conversation with Ms. Hoos yesterday on behalf of Sessa Capital (Master), L.P., a Delaware limited partnership (“Sessa”). Sessa is a record holder of AHP common stock, par value $0.01 per share (“Common Stock”), and one of AHP’s largest shareholders.1 We are writing to bring to your attention a recent transaction proposed by AHP that would significantly dilute the voting rights of AHP common stockholders and, we believe, violates Sections 313.00(A), 312.02(b) and 303A.08 of the NYSE Listed Company Manual (the “Manual”).

On February 1, 2016, AHP approved the issuance, for a penny per share, of up to approximately 4,375,000 shares of Series C Preferred Stock, par value $0.01 per share (the “Penny Preferred”), representing approximately 13.3% of AHP’s voting shares.2 Each share of Penny Preferred will be entitled to vote alongside the holders of Common Stock on all matters submitted to stockholders on a one-for-one “as-converted” basis. The Penny Preferred will be issued to AHP insiders, including Related Parties as defined by the Manual: specifically, limited partners that hold units in AHP’s operating subsidiary Ashford Hospitality Prime Limited Partnership (“Ashford OP”), including AHP’s Chairman and CEO Monty Bennett, who personally will be entitled to subscribe for more than 1,270,000 shares of Penny Preferred, or at least 3.9% of AHP’s outstanding voting power.3 Additional Related Parties will be entitled to purchase Penny Preferred equal to 2.9% of AHP’s voting power outstanding and Mr. Bennett’s father will be entitled to purchase 2.6%.4 Together, Related Parties and their families stand to receive nearly 10% of AHP’s outstanding voting power through this new share issuance.

1	Sessa beneficially owns 2,330,726 shares of Common Stock, representing approximately 8.2% of outstanding shares based on 28,471,775 shares outstanding as of January 26, 2016, as reported on AHP’s Form S-3 registration statement filed on February 4, 2016. On January 15, 2016, Sessa announced its intention to nominate a control slate of directors for election at AHP’s 2016 annual meeting, which has not yet been scheduled. For your convenience, we are attaching a copy of Sessa’s Schedule 13D filing of January 15, 2016.
2	See AHP’s Current Report on Form 8-K filed on February 2, 2016 (attached).
3	Mr. Bennett discloses ownership of 1,271,563.7 OP units on his Form 4 dated July 27, 2015. However, AHP’s 424(b)(3) filing dated July 20, 2015 discloses that Mr. Bennett and his entities owned 1,341,958 OP units, which would entitle him to 4.1% of AHP’s voting power.
4	We have attached a spreadsheet showing the likely recipients of the Penny Preferred, based on AHP’s 424(b)(3) filing dated July 20, 2015, the most recent publicly-available disclosure on the OP unitholders. Relevant footnotes and additional details are contained in the July 20th filing.

In the press release accompanying its Form 8-K filing, AHP claimed units in Ashford OP have the “same economic rights” as the Common Stock and therefore the holders of those units should have the same voting rights.5 We believe this is incorrect; to be entitled to the full rights of a stockholder, we believe that one must actually be a stockholder.

OP unitholders are not stockholders of AHP in any way. OP unitholders are limited partners in Ashford OP, a separate “operating partnership” in which AHP is a partner. The OP units are convertible into AHP Common Stock, but until that conversion occurs, the OP unitholders should not have the rights of a stockholder. Among other things, in order to obtain those rights, the OP unitholders must give up their interest in Ashford OP in a taxable transaction. Limited partners receive K-1’s at the end of each year, whereas common shareholders receive 1099s for their dividends. Limited partners often have limited rights in the governance of their partnership (indeed, limited partners of Ashford OP have no rights to elect or remove the general partner of Ashford OP), whereas common shareholders have control rights embedded in their shares (in the case of AHP, AHP’s common shareholders have control rights both over AHP and over Ashford OP through AHP’s ownership of the general partner interest). AHP’s effort to grant Penny Preferred to the OP unitholders attempts to circumvent this structure by allowing the OP unitholders to obtain the voting rights of AHP stockholders for a nominal amount. Additionally, the “same economic rights” argument may suggest that the holders of various derivative instruments, including options and convertible instruments, should be granted the voting rights of stockholders.6

Even if one concedes, as AHP asserted in its February 2nd press release, that the OP units have the same economic rights as the Common Stock, they are substantially equivalent to non-voting common stock. An issuer cannot recapitalize non-voting common stock into voting common stock without complying with the shareholder approval and other requirements of the NYSE Manual.

5	The press release stated: “While the holders of limited partnership units have the same economic rights as holders of the Company’s common stock, unless and until holders of such units exercise their right to convert the units into shares of common stock such holders would not otherwise have the right to vote on matters submitted to the Company’s stockholders. The issuance of the shares of preferred stock will permit holders of limited partnership units in the Operating Partnership to vote together with the holders of the Company’s common stock without being required to exercise their conversion rights and incur substantial taxes related to such conversions.”
6	We note that AHP has several other outstanding derivative instruments (employee stock options and Series B convertible preferred stock) and AHP has not attempted to apply the “same economic rights” argument to those instruments; only the OP unitholders, a group consisting disproportionately of management, were issued Penny Preferred.

Based on the Common Stock’s closing price of $10.62 on February 1, 2016, the date the Penny Preferred was adopted by AHP, the issuance of Penny Preferred will significantly dilute Common Stock holders’ voting rights. The issuance of Penny Preferred, if consummated, will reduce Common Stock holders to only 86.7% of the votes they previously held, in exchange for (at most) an investment of $43,750 by a group primarily consisting of AHP’s management.

Section 313.00(A)

Section 313.00(A) of the NYSE Listed Company Manual, the “Voting Rights Policy,” states:

Voting rights of existing shareholder of publicly traded common stock registered under Section 12 of the Exchange Act cannot be disparately reduced or restricted through any corporate action or issuance. (emphasis added)

The Penny Preferred to be issued by AHP is priced at a penny per share, less than 1/1000 of the closing price of the Common Stock on February 1, 2016 ($10.62 per share). AHP’s action would “disparately reduce” the voting rights of Common Stock holders by any reasonable standard, allowing its Chairman and CEO, together with other AHP insiders, to obtain the lion’s share of 13.3% of the voting franchise for an aggregate of $43,750. By comparison, an outside investor would have had to invest $46,462,500 to acquire the same 13.3% voting stake in the Company at the closing price of the Common Stock on February 1, 2016.

Pursuant to Section 313.00(A), the NYSE, in evaluating whether issuances meet 313.00(A)’s standard, “will consider, among other things, the economics of such actions or issuances and the voting rights being granted.” Perhaps with this language in mind, AHP justified its issuance of Penny Preferred by claiming that the issuance was consideration for allegedly more favorable terms under the limited partnership agreement (the “LPA”) governing Ashford OP, including among other things changing notice periods for certain actions and implementing stronger indemnification provisions for AHP as general partner of Ashford OP. AHP did not articulate any business advantages AHP would receive as a result of the LPA amendments; AHP already controlled Ashford OP through the general partner. Ironically, the very insiders permitted to buy the Penny Preferred are among the “indemnitees” and therefore beneficiaries of the revised indemnification provisions. Leaving aside the question whether the alleged benefits of the amended LPA were as valuable to AHP and its common stockholders as to the AHP insiders (such as Chairman Bennett) to whom the Penny Preferred was issued, AHP offered no legitimate business reason why the issuance of highly dilutive Penny Preferred was required to carry out the allegedly beneficial LPA amendment. As a result, no reasonable business justification for the issuance exists.

“Because insiders want it” is not the type of reasonable business justification that the NYSE has recognized in permitting the issuance of disparate voting rights stock. In 313.00 Interpretation No. 95-01, for example, the NYSE permitted the issuance of disparate voting rights stock where it was necessary to obtain a favorable IRS ruling and the benefits of a tax-free transaction. It should be noted that in 95-01, the tax benefits accrued to the company and its shareholders, not privately to Related Parties and other insiders. In other interpretations, the NYSE has permitted transactions that were necessary to implement a more flexible capital structure with salutary pricing benefits (313.00 Interpretation No. 95-02); to provide employees opportunities to participate in stock purchase plans (313.00 Interpretation No. 95-03); and to avoid the negative impact of stock splits (313.00 Interpretation No. 96-01). In these cases, the issuance of disparate voting rights stock was necessary to achieve the economic and other business ends sought by the issuer. In none of these or other cases has the NYSE permitted transactions that have a primary effect of entrenching insiders (see, for example, 313.00 Interpretation No. 99-01, rejecting a proposed transaction being taken “primarily for the purpose of entrenching control of the current controlling shareholder”). If the issuance of Penny Preferred to AHP insiders is permitted, then the votes of AHP stockholders will be diluted for no reasonable business purpose.

Sections 312.03(b) and 303A.08

In addition to running afoul of Section 313.00(A), the issuance of Penny Preferred should not be permitted under Section 312.03(b). Section 312.03(b) states:

Shareholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions, to (1) a director, officer or substantial security holder of the company … if the number of shares of common stock to be issued, or if the number of shares of common stock into which the securities may be convertible or exercisable, exceeds either one percent of the number of shares of common stock or one percent of the voting power outstanding before the issuance….

The sale of stock to a Related Party that is an employee, director or service provider is subject to the equity compensation rules in Section 303A.08 of the Manual…. Consequently, the company would be required to either: (i) obtain shareholder approval of such sale, or (ii) issue such shares under an equity compensation plan that had previously been approved by shareholders and for which shareholder approval under Section 303A.08 is not otherwise required.

The Penny Preferred issuance was authorized by AHP’s board of directors without being submitted to stockholders for approval.

Since AHP has provided no public rationale for why it believes the Penny Preferred is permitted under the Manual, we can only speculate. Perhaps AHP believes that Section 312.03(b) contains a loophole permitting the issuance of voting power so long as the security being issued is not common stock or convertible into or exercisable for common stock. However, permitting issuers to circumvent Section 312.03 by titling stock as preferred stock rather than common stock, while at the same time providing that the preferred stock will vote on a one-for-one “as-converted” basis, elevates form over substance.

Further, the Penny Preferred serves no business purpose as a financing tool, since it would add, at most, a mere 0.0126% to the equity base of the company ($43,750 compared with shareholder equity of $346,946,000 as of September 30, 2015, according to AHP’s Quarterly Report on Form 10-Q). The Related Parties should not be rewarded for labeling a security with no economic substance as “preferred” instead of “common,” when the security’s only function is to vote as a class to dilute the voting power of the common shareholders. The Penny Preferred has the same disenfranchising effect as the transactions protected by Section 312.03(b). A technicality like the title of stock should not stand in the way of the NYSE applying Section 312.03(b) to preserve the franchise of common stockholders.7

In addition, the Penny Preferred issuance runs afoul of Section 303A.08. In its letter to the Securities and Exchange Commission dated December 14, 2015 concerning Amendment No. 2 to SR-NYSE-2015-02, the NYSE explained that it “proposes to include a statement in Section 312.03(b), as amended, that will codify the Exchange’s long-standing policy that any sale of a listed company’s securities to a director, employee, or other service provider at a below-market price constitutes equity compensation under Section 303A.08 of the Listed Company Manual and is therefore subject to the shareholder approval requirements under that rule….” The long-standing policy of the NYSE, as described to the SEC above, does not distinguish between preferred and common stock or convertible and non-convertible preferred stock. A precise market value of the Penny Preferred would be difficult to establish, although it is apparent that the Penny Preferred has a market value in excess of its sale price of a penny. The liquidation value of the Penny Preferred is $0.01, so to conclude the market value of the Penny Preferred is only a penny would necessitate a conclusion that voting rights have no value. Clearly the management team believes the voting rights have considerable value, particularly in the context of the proxy contest that AHP’s management faces.

7	If the Penny Preferred mechanism permits issuers to circumvent the shareholder approval requirements of Section 312.02(b) of the Manual, then it would also permit issuers to circumvent the shareholder approval requirements of Section 312.02(c) of the Manual, which requires shareholder approval of the “issuance of common stock, or of securities convertible into or exercisable for common stock” if the new shares will have voting power equal to or in excess of 20 percent of the voting power outstanding before the issuance. Current market convention is to limit voting power in private placements in public companies to 19.9%.

Conclusion

Because the issuance of Penny Preferred to AHP’s insiders, including a large number of shares to AHP’s Chairman and CEO Monty Bennett, his father and other Related Parties, would have the effect of substantially diluting the voting power of common stockholders without any reasonable business purpose and without the approval of stockholders, it violates Sections 313.00(A), 312.03(b) and 303A.08 of the NYSE Listed Company Manual. Unless the NYSE addresses AHP’s Penny Preferred, it could establish dangerous new precedent for NYSE listed companies to unilaterally dilute voting rights and circumvent the shareholder approval process with form over substance. While voting rights are sacrosanct to shareholders at all times, during a contested election for directors they must be monitored with special vigilance. We urge the NYSE to take prompt action to preserve the integrity of the NYSE’s listing standards and to protect AHP’s common franchise. Our goal is to protect AHP stockholders and head off any action that would place AHP in non-compliance with the Manual and risk delisting.

Very truly yours, Sessa Capital (Master), L.P. By: Sessa Capital GP, LLC, its General Partner

By:
John Petry, Managing Member

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